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April 28, 2021

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:	Rolf Sundwall

Bonnie Baynes

Jessica Livingston

John Dana Brown

Re:	Brookfield Asset Management Reinsurance Partners Ltd.
Registration Statement on Form F-1
Filed April 1, 2021
File No. 333-254942

Dear Ladies and Gentlemen:

We are submitting this letter on behalf of Brookfield Asset Management Reinsurance Partners Ltd. (the “Company”) and Brookfield Asset Management Inc. (“BAM,” and together with the Company, the “Registrants”) in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the Staff’s letter dated April 23, 2021 (the “Letter”), regarding the Registrants’ Registration Statement on Form F-1 (File No. 333-254942) (the “Registration Statement”) filed by the Registrants on April 1, 2021. The numbered paragraph below corresponds to the numbered comment in the Letter and the Staff’s comment is presented in bold italics. Unless otherwise indicated, defined terms used herein have the meanings set forth in the Registration Statement.

Registration Statement on Form F-1

Unaudited Pro Forma Financial Statements, page 85

1.

You disclose that Brookfield Annuity Holdings (“BAH”) is your predecessor company. Please explain to us your reasoning for eliminating BAH accumulated surplus and accumulated other comprehensive income (loss) as part of the pro forma adjustment for the issuance of Class C shares to Brookfield Asset Management. Refer to specific accounting guidance in your response.

In response to the Staff’s comment, the Registrants confirm that they have not eliminated the Company’s predecessor’s historical equity balance but rather attributed historical retained earnings and accumulated other comprehensive income of the Company’s predecessor to the relevant class of shares to be issued on the completion of the special dividend to conform with the expected balance sheet presentation of equity going forward.

U.S. Securities and Exchange Commission

Division of Corporation Finance

April 28, 2021

In the next amendment to the Registration Statement, which will include updates for the financial results of the Registrants for the first quarter of 2021, the Registrants will also include the following disclosure in Note 1, Class C shares within the unaudited pro forma financial statements:

“Class C shares are the most subordinated class of all common shares and represent residual equity interests in our company. Upon completion of the special dividend, our predecessor’s historical retained earnings of $1,646 and accumulated other comprehensive income of $3,541 will be attributed to this class of equity.”

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Should the Staff have additional questions or comments regarding the foregoing, please do not hesitate to contact the undersigned at (212) 880-6363.

Sincerely,

TORYS LLP

/s/ Mile T. Kurta
Mile T. Kurta

cc:

Sachin Shah, Chief Executive Officer

Brookfield Asset Management Reinsurance Partners Ltd.